UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

Date as of: October 27, 2026

Commission File Number 001-43394

Resolution Minerals Ltd

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

Aharon Zaetz

Chief Executive Officer

Level 21, 91 King William Street

Adelaide, South Australia 5000
Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED ON THIS REPORT ON FORM 6-K

On October 26, 2026, Resolution Minerals Ltd filed with the Australian Securities Exchange an announcement entitled “Drilling Confirms 500M (1,600ft) Extension of Gold Zone at Golden Gate North – Horse Heaven USA”, which announcement is attached as Exhibit 99.1.

This report on Form 6-K (including any exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934 and shall not be incorporated by reference into any registration statement or prospectus under the Securities Act of 1933 except as may be expressly set forth by specific reference in such registration statement or prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Resolution Minerals Ltd

/s/ Jaroslaw Kopias
Jaroslaw Kopias
Chief Financial Officer and Company Secretary

Dated: October 27, 2026

INDEX TO EXHIBITS

Item

99.1	Announcement, dated October 26, 2026, filed by Resolution Minerals Ltd with the Australian Securities Exchange.

3